Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 5 Shacham St. North Industrial Park, Caesarea 3079567, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com

Mazor Robotics Shareholders Approve Merger Agreement with Medtronic

CAESAREA, Israel – November 19, 2018 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a pioneer and a leader in the field of robotic guidance systems, today announced that at a Special General Meeting of Shareholders held earlier today, Mazor Robotics shareholders approved the previously announced definitive merger agreement with wholly-owned subsidiaries of Medtronic plc (NYSE: MDT).

Approximately 53 percent of Mazor Robotics ordinary shares were represented in the meeting. Approximately 95 percent of the shares represented in the meeting which are neither held by a Medtronic affiliated party nor by a controlling shareholder of the Company or a shareholder with a personal interest in the merger proposal, were cast in favor of the merger.

Upon completion of the transaction, Mazor Robotics shareholders will receive $58.50 per American Depository Share, or $29.25 per ordinary share, in cash, for a total of approximately $1.64 billion. The transaction remains subject to certain closing conditions and is expected to close during Medtronic's third fiscal quarter ending January 25, 2019.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance System enables surgeons to conduct spine and brain procedures in an accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the acquisition of Mazor, including the expected timing of the closing of the transaction, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements. These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on April 30, 2018 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group
Michael Polyviou/Doug Sherk- Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
732.933.2754; 415-652-9100